				Exhibit 12(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	Twelve Months Ended
	December 31,					September
	2004	2005	2006	2007	2008	2009

Fixed charges, as defined:
Total Interest	$74,141	$85,418	$92,216	$85,729	$94,310	$102,594
Interest applicable to rentals	5,595	4,585	4,833	7,074	12,099	7,416

Total fixed charges, as defined	$79,736	$90,003	$97,049	$92,803	$106,409	110,010

Preferred distributions, as defined (a)	-	-	10,906	10,998	0	(826)

Combined fixed charges and preferred distributions, as defined	$79,736	$90,003	$107,955	$103,801	$106,409	$109,184

Earnings as defined:

Net Income	$127,495	$128,082	$137,618	$143,337	$157,543	$200,675
Add:
Provision for income taxes:
Total Taxes	79,475	96,819	78,338	83,494	70,648	70,870
Fixed charges as above	79,736	90,003	97,049	92,803	106,409	110,010

Total earnings, as defined	$286,706	$314,904	$313,005	$319,634	$334,600	$381,555

Ratio of earnings to fixed charges, as defined	3.60	3.50	3.23	3.44	3.14	3.47

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	-	-	2.90	3.08	2.87	3.49

(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.